NYSE
AN ICE EXCHANGE

August 27, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934:

- Series SNP-273 5.005% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2030
- Series SNP-274 5.624% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2034

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com